Exhibit 99.1

BCD Semiconductor Manufacturing Limited Announces Financial Results for

the Fiscal Second Quarter of 2011 and Share Repurchase Program

SHANGHAI, July 25, 2011 (GLOBE NEWSWIRE) – BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) (Nasdaq: BCDS), a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs, today announced financial results for the fiscal second quarter ended June 30, 2011.

The results for the fiscal quarter ended June 30, 2011 are as follows:

•

Revenue was $38.5 million, a sequential increase of 24.2% from $31.0 million for the first quarter of fiscal year 2011, and a 12.9% increase from $34.1 million for the second quarter of fiscal year 2010.

•	Gross margin was 30.0%, compared to 29.1% for the first quarter of fiscal year 2011 and 33.8% for the second quarter of fiscal year 2010.

•

Operating expenses were $6.9 million, compared to $6.0 million for the first quarter of fiscal year 2011 and $5.4 million for the second quarter of fiscal year 2010. Operating expenses for the second quarter of fiscal year 2011 included share-based compensation expenses of $359 thousand, as compared to $319 thousand and $334 thousand for the first quarter of fiscal year 2011 and for the second quarter of fiscal year 2010, respectively.

•

Operating profit was $4.6 million, or 11.9% of revenue, compared to $3.0 million, or 9.6% of revenue, for the first quarter of fiscal year 2011 and $6.1 million, or 18.0% of revenue, for the second quarter of fiscal year 2010.

•	GAAP net income was $5.1 million compared to $3.8 million for the first quarter of fiscal year 2011, and $7.0 million for the second quarter of fiscal year 2010.

•	Non-GAAP adjusted net income was $5.5 million, compared to $3.5 million for the first quarter of fiscal year 2011 and $6.0 million for the second quarter of fiscal year 2010.

•	Weighted average fully diluted American Depositary Shares (ADS) was 19,838,416.

•	Cash balance was $72.0 million as of June 30, 2011, compared to approximately $81.8 million as of March 31, 2011 and $32.9 million as of June 30, 2010.

“Our revenue for the quarter was strong across our three main end markets in computing, consumer and communications” said Chieh Chang, Chief Executive Officer of BCD Semiconductor. “China performed well while Taiwan was roughly in-line with expectations and Korea was softer than expected. We believe that our high performance linear, AC/DC and DC/DC product lines continued to gain share in the quarter. AC/DC in particular outperformed our expectations with consumer appliance and LED lighting demand picking up in the quarter. We brought 17 new products to market in the quarter and saw increased design win traction for our AC/DC products especially with cell phone charger and LED lighting customers. Overall, I am pleased with our second quarter results and remain focused on our growth initiatives including profitable revenue growth, new product development, design win activities, and expanding our manufacturing capacity.”

Business Outlook

Revenue for the third quarter of fiscal year 2011 is expected to be in the range of $43 to $45 million, representing growth of approximately 11.4% to 16.6% when compared to the third quarter of 2010 and growth of approximately 11.7% to 16.9% when compared to the second quarter of 2011. Gross margins are expected to be similar to the second quarter. Operating expenses are expected to increase slightly compared to the second quarter. We expect our effective income tax rate to range between 7 and 9 percent. Shares used to calculate GAAP earnings per share for the third quarter are anticipated to be approximately 19.9 million.

Share Repurchase Program

BCD Semiconductor further announced that its Board of Directors has authorized a share repurchase program under which management may exercise discretion to repurchase up to US$20 million of BCD Semiconductor’s American Depositary Shares. The share repurchase program will be funded with BCD Semiconductor’s cash on hand. The repurchase program does not obligate BCD Semiconductor to repurchase a minimum number of shares, and the program may be suspended or canceled without prior notice.

Chieh Chang commented, “We believe the share repurchase program represents an effective use of our cash and demonstrates our ongoing commitment to creating value for our shareholders.”

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected revenues, gross margins on a non-GAAP basis, non-GAAP operating expenses, income tax rate and shares used to calculate earnings per share under the section titled “Business Outlook,” statements regarding our share repurchase program and our ongoing commitment to create value for our shareholders. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our product; our ability to achieve design wins; general business and economic conditions; our ability to identify and consummate strategic transactions; the state of the semiconductor industry and seasonality of our markets; and other risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 25, 2011, and other filings with the SEC. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and BCD Semiconductor undertakes no duty to update such information, except as required under applicable law.

Conference Call and Webcast

BCD Semiconductor plans to conduct an investor teleconference and live webcast to discuss the financial results for the fiscal second quarter ended June 30, 2011 and our outlook for the third quarter of 2011 and other business matters today, July 25, 2011 at 2:00 pm PT / 5:00 pm ET. To participate in the live call, analysts and investors should dial 866-405-2350 (or +65 6 723 9388 if dialing from outside the U.S.A.). The conference ID number is 81706655. A live webcast of the call will also be available in the “Event Calendar” section of the company’s investor relations website, http://ir.bcdsemi.com/. The webcast replay will be available for seven days after the live call on the same website. To listen to the webcast replay, please dial 866-214-5335 (or +61 2 8235 5000 if dialing from outside the U.S.A.). The conference ID number is 81706655.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with GAAP, we disclose certain non-GAAP financial measures, including non-GAAP net income. These supplemental measures exclude share-based compensation expenses that are non-cash charges, gain or loss on valuation of warrant liabilities and amortization of acquired intangible assets. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP net income, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in the tables attached to this press release. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

About BCD Semiconductor

BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) is a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs. Our broad portfolio of power management ICs primarily targets rapidly growing, high volume markets such as mobile phones, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. As an IDM, BCD Semiconductor integrates product design and process technology to optimize product performance and cost. We offer system-level solutions with the quality, performance and reliability required by our customers. Our China-based operations provide proximity to the rapidly growing electronics industry in Asia, enabling us to align our product development effort with customers and market trends and to provide timely and effective technical support. For more information, please visit http://www.bcdsemi.com.

Contact:

Tom Krause

Investor Relations

IR@bcdsemi.com

The following consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP).

SOURCE: BCDS

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Balance Sheets - GAAP

(in thousands of US dollars)

(Unaudited)

	June 30, 2010	March 31, 2011	June 30, 2011
ASSETS
CURRENT ASSETS
Cash	$32,889	$81,751	$72,029
Restricted cash	8,147	5,487	5,136
Accounts receivable, net	19,442	17,295	21,297
Inventories	17,898	27,293	28,282
Excess value-added tax paid	2,183	1,701	1,654
Prepaid expenses and other current assets	3,476	4,421	4,919

Total current assets	84,035	137,948	133,317

PROPERTY, PLANT AND EQUIPMENT, NET	23,619	33,882	39,277
LAND USE RIGHT, NET	2,956	3,011	3,034
ACQUIRED INTANGIBLE ASSETS, NET			3,326
INVESTMENT IN EQUITY SECURITIES	1,548	1,603	1,624
GOODWILL	—	—	305
OTHER ASSETS	2,179	2,353	2,750

TOTAL	$114,337	$178,797	$183,633

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$5,890	$6,101	$3,000
Accounts payable	20,939	18,514	21,374
Notes payable	12,811	13,803	11,589
Accrued expenses	3,903	4,022	3,656
Payable for purchase of property, plant and equipment	1,991	1,370	1,507
Withholding tax liability	1,846	1,992	1,954
Warrant liability	1,477	—	—
Other current liabilities	2,000	2,645	3,150

Total current liabilities	50,857	48,447	46,230

OTHER LIABILITIES
Deferred rent-noncurrent	123	127	125
Performance obligation	3,032	3,751	3,800
Obligation under capital lease - noncurrent	295	255	240
Deferred grant-noncurrent	—	172	560

Total other liabilities	3,450	4,305	4,725

Total liabilities	54,307	52,752	50,955

CONVERTIBLE REDEEMABLE PREFERENCE SHARES	90,569	—	—

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares	17	111	111
Additional paid-in capital	11,865	159,930	160,318
Accumulated other comprehensive income	6,171	9,118	10,278
Accumulated deficit	(48,592)	(43,114)	(38,029)

Total shareholders’ equity (Capital deficiency)	(30,539)	126,045	132,678

TOTAL	$114,337	$178,797	$183,633

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Statements of Income - GAAP

(in thousands of US dollars, except percentages)

(Unaudited)

	Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011
NET REVENUE
IC products	$31,740	$28,446	$35,685
Foundry services	2,344	2,507	2,771

Total net revenue	34,084	30,953	38,456

COST OF REVENUE
IC products	21,502	20,648	25,643
Foundry services	1,064	1,285	1,284

Total cost of revenue	22,566	21,933	26,927

GROSS PROFIT	11,518	9,020	11,529
	33.8%	29.1%	30.0%
OPERATING EXPENSES
Research and development	1,888	1,982	2,393
Selling and marketing	1,688	2,031	2,081
General and administrative	1,805	2,035	2,394
Amortization of acquired intangible assets	—	—	69

Total operating expenses	5,381	6,048	6,937

INCOME FROM OPERATIONS	6,137	2,972	4,592
	18.0%	9.6%	11.9%
OTHER INCOME (EXPENSE)
Interest income and expenses	(33)	86	364
Other-net	1,215	1,014	510

Other income (expenses), net	1,182	1,100	874

INCOME BEFORE INCOME TAX EXPENSE	7,319	4,072	5,466

INCOME TAX EXPENSE	335	247	381

NET INCOME	$6,984	$3,825	$5,085

BCD Semiconductor Manufacturing Limited

Reconciliation of GAAP to Non-GAAP Net Income and EPS

(in thousands of US dollars)

(Unaudited)

GAAP to Non-GAAP Net Income	Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011
GAAP net income	$6,984	$3,825	$5,085

Share-based compensation:
Cost of goods sold	19	49	21
Research and development	38	52	24
Selling, general and administrative	296	267	335

Total share-based compensation	353	368	380

Gain on valuation of warrant liability	(1,340)	(745)	—

Amortization of acquired intangible assets	—	—	69

Non-GAAP net income	$5,997	$3,448	$5,534

EPS (ADS) fully diluted, GAAP	n.a.	($0.40)	$0.26

EPS (ADS) fully diluted, Non GAAP	n.a.	$0.19	$0.28

The primary difference between the GAAP loss per share of $(0.40) and the non-GAAP earnings per share of $0.19 for the quarter ended March 31, 2011 is that under GAAP, the 5 million ordinary shares at a fair value of $9.1 million issued to the Series C preferred shareholders upon the IPO completion were accounted for as a deemed dividend thereby reducing the earnings available to ordinary shareholders, whereas no dividend was reflected in the calculation of non-GAAP earnings per share.